UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CARDIFF LEXINGTON CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

14146R502
(CUSIP Number)

October 25, 2023
(Date of Event which Requires Filing of This Statement)

_________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X] Rule 13d-1(c)
[_]  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14146R502

1.	NAMES OF REPORTING PERSONS Leonite Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	109,000,600
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	109,000,600
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,000,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.22%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 1,326,475,613 shares of common stock of the Issuer outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

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CUSIP No.	14146R502

1.	NAMES OF REPORTING PERSONS Avi Geller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	109,000,600
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	109,000,600
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,000,600
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.22%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 1,326,475,613 shares of common stock of the Issuer outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

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CUSIP No.	14146R502

Item 1.

(a)	Name of Issuer: Cardiff Lexington Corporation

(b)	Address of Issuer’s principal executive offices: 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169

Item 2.

(a)	Name of person filing:
This statement is being jointly filed by Leonite Capital LLC, a Delaware limited liability company (“Leonite”), and Avi Geller, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 1 Hillcrest Center Dr, Suite 232, Spring Valley, NY 10977.

(c)	Citizenship: Leonite is a Delaware limited liability company Mr. Geller is a United States citizen.

(d)	Title of class of securities: Common Stock, $0.001 par value

(e)	CUSIP No.: 14146R502

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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CUSIP No.	14146R502

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Leonite is the record holder of 109,000,600 shares of common stock of the Issuer. Mr. Geller is the Chief Investment Officer of Leonite and has sole voting and dispositive power over the shares held by it. As a result, Mr. Geller may be deemed to be an indirect beneficial owner of the shares held directly by Leonite. Mr. Geller disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 109,000,600 shares of common stock represent approximately 8.22% of the Issuer’s outstanding common stock based on 1,326,475,613 shares outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	109,000,600
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	109,000,600
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

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CUSIP No.	14146R502

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023	Leonite Capital LLC

By: /s/ Avi Geller
Name: Avi Geller
Title: Chief Investment Officer

/s/ Avi Geller
Avi Geller

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